December 9, 2019

Via EDGAR

Mr. John Reynolds

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(Registration No. 333-235413) of Brigham Minerals, Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC., as representatives of the several underwriters, hereby join the Company in requesting that the effective date of the above-referenced registration statement on Form S-1 be accelerated to December 11, 2019, at 4:00 p.m., (Washington, D.C. time), or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 under the Act, please be advised that we have not yet effected any distribution of a preliminary prospectus related to the offering as of the date hereof, but we intend to do so upon effectiveness to prospective underwriters, dealers, institutional investors and others.

We advise you that we have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC GOLDMAN SACHS & CO. LLC As Representatives of the several underwriters CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Conrad Rubin
	Name:	Conrad Rubin
	Title:	Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
	Name:	Olympia McNerney
	Title:	Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER